Exhibit (a)(5)(ii)

CVS/Caremark Corporation Commences Self Tender Offer to Purchase up to 150 Million Shares

WOONSOCKET, R.I.—March 28, 2007—Consistent with its previously announced plans, CVS/Caremark Corporation (NYSE: CVS) today announced the commencement of a tender offer to purchase up to 150,000,000 shares, or about 10%, of its outstanding common stock at a price of $35.00 per share. The offer to purchase shares, which is not conditioned upon any minimum number of shares being tendered, commenced today and will expire at 12:00 midnight, New York City time on April 24, 2007, unless extended.

The Company has retained Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated as the dealer managers for the tender offer and Morrow & Co., Inc. as the information agent.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to holders of CVS/Caremark shares. Additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at the Company’s expense from the information agent, Morrow & Co., Inc. at 470 West Avenue, Stamford, CT 06902—banks and brokerage firms please call (203) 658-9400 and all others call (800) 245-1502 (Toll-free).

Questions regarding the tender offer should be directed to Morrow & Co., Inc. at (800) 245-1502 (Toll-free).

About CVS/Caremark

CVS/Caremark is the nation’s premier integrated pharmacy services provider, combining one of the nation’s leading pharmaceutical services companies with the country’s largest pharmacy chain. The company fills or manages more than one billion prescriptions per year, more than any other pharmacy services provider. CVS/Caremark drives value for pharmacy services customers by effectively managing pharmaceutical costs and improving healthcare outcomes through its 6,200 CVS/pharmacy stores; its pharmacy benefit management, mail order and specialty pharmacy division, Caremark Pharmacy Services; its retail-based health clinic subsidiary, MinuteClinic; and its online pharmacy, CVS.com. General information about CVS/Caremark is available through the Investor Relations portion of the Company’s website, at http://investor.cvs.com, as well as through the pressroom portion of the Company’s website, at www.cvs.com/pressroom.

Certain Information Regarding the Tender Offer

The information in this press release describing CVS/Caremark’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CVS/Caremark’s common stock in the tender offer. The tender is being made only pursuant to the Offer to Purchase and the related materials that CVS/Caremark will distribute to its shareholders. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information, including the various terms and conditions of the tender offer. Shareholders of CVS/Caremark will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that CVS/Caremark will be filing with the Securities and Exchange Commission from the Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from Morrow & Co., Inc., the information agent for the tender offer, toll free at 1 (800) 245-1502. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call Morrow & Co., Inc., the information agent for the tender offer, toll free at 1 (800) 245-1502.

CONTACT: CVS/Caremark Corporation

Investor Contacts:

Nancy Christal, 914-722-4704

VP, Investor Relations

or

Media Contacts:

Eileen Howard Dunn, 401-770-4561

VP, Corporate Communications